Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 4, 2014

Relating to Preliminary Prospectus dated October 24, 2014

Registration No. 333-198936

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 24, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333- 198936) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1512762/000119312514380821/0001193125-14-380821-index.htm .

The following supplements the discussion on pages 1 and 74 of the Preliminary Prospectus under the captions “Prospectus Summary—Development Portfolio—Anti-TNF pipeline: CHS-0214 and CHS—1420” and “Business—Development Portfolio—CHS-0214 (Our Etanercept (Enbrel) Biosimilar Candidate)—Current Development Status and Data—Step 5: Phase 3 Confirmatory Safety and Efficacy Clinical Trials”, respectively:

On October 29, 2014, as part of our quality process and upon routine visual inspection during storage, four syringes containing CHS-0214 (our etanercept (Enbrel) biosimilar candidate) from a production lot (Lot 5) in use in the ongoing clinical trials were observed to contain small dark particles. We immediately initiated a visual inspection of remaining unlabeled inventory of this lot as well as the follow-on production lot (Lot 6). None of the approximately 8,000 unlabeled syringes inspected exhibited any such particulate.

We also reviewed our clinical trials for injection site reactions reported directly by patients and observed by staff, since particulates in subcutaneously injected drug may cause injection site reactions. We found these to be no more frequent or worse in intensity than those normally reported for Enbrel (i.e., mild to moderate intensity and resolving without medical intervention over hours to days). We also reviewed the adverse events reported in the ongoing clinical trials and found that no serious or significant adverse events have been reported in either clinical trial.

However, in the interest of patient safety we immediately stopped dosing of the ongoing Phase 3 clinical trials and initiated an investigation to determine the cause and incidence of the observed particulate. A chemical analysis of the particulate impurity by an independent laboratory subsequently determined that the particles found in the four syringes were not the result of any instability in the CHS-0214 protein product or its formulation. We have concluded that the particulate impurity is most likely a result of a non-recurring anomaly related to first use of new process equipment with Lot 5. Based on the results of our investigation to date, we believe that the approximately 7,000 unlabeled syringes of Lot 6 that have been inspected and found free of any particulate are safe for patient use in our clinical trials.

We have informed the U.S. Food and Drug Administration, or FDA, of our voluntary decision to stop enrollment and dosing in our two ongoing clinical trials of CHS-0214 until the replacement material from Lot 6 can be shipped and substituted. The FDA has not objected to our plan to resume our Phase 3 clinical trials for CHS-0214 in rheumatoid arthritis and psoriasis with this material in the fourth quarter of 2014, contingent upon review of additional data that we have provided. We anticipate a delay in the expected completion of such trials of about two months from our previous plan.

We believe we have taken all steps required to identify the cause of, and address, the issue described above, with the primary goal of ensuring patient safety. However, there can be no assurance that similar or other issues will not arise at a subsequent date, as is relatively common in clinical trials, and that as a result we may need to take additional corrective action and additional delay and cost may result.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission , or SEC, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or Credit Suisse, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010.